Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CHANGE IN AUTHORIZED REPRESENTATIVE TO ACCEPT

SERVICE OF PROCESS IN HONG KONG

China Southern Airlines Company Limited (the “Company”) hereby announces that, (i) DLA Piper Hong Kong has ceased to act as the authorized representative to accept service of process and notices on behalf of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and Rule 19A.13(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Authorized Representative to Accept Service of Process in Hong Kong”); and (ii) Jingtian & Gongcheng LLP has been appointed as the Authorized Representative to Accept Service of Process in Hong Kong of the Company, both with effect from 22 January 2021.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 January 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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